3 June 2025

RELX PLC

2024 Final Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the final dividend of 44.8 pence per share for the year ended 31 December 2024, which was announced on 13 February 2025 and approved by shareholders at the Company’s Annual General Meeting on 24 April 2025.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.531 per share, unless they have elected to receive their dividend in Pounds Sterling. Shareholders who validly submitted a dividend currency election by 27 May 2025 to receive their dividend in Pounds Sterling will receive a dividend of 44.8 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 44.8 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 27 May 2025 to receive their dividend in Euro will receive a dividend of €0.531 per share.

The dividend is payable on 19 June 2025.